VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 *Toll free:* 1-888-267-1400

07021796

March 6, 2007

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Enclosures

3/15

United States Sec Filing
March 6, 2007

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated February 21, 2007.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

February 21, 2007

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD'S DIAMOND DRILLING TOPS 25,000 METERS AT THE GARRISON GOLD PROJECT, ONTARIO

Vancouver, February 21, 2007, ValGold Resources Ltd. ("ValGold") announces that it has received all the assays for the 2006 drilling campaign on its 100%-owned Garrison Gold Project located in northeastern Ontario. Since the last update of November 22, 2006, an additional four diamond drill holes were completed on the JP Gold Zone. As a result, the total drilling by ValGold during 2006 on the Garrison property amounted to 22,465 meters ("m") and accumulative to 24,042m since beginning the exploration program in late 2005. Furthermore, by the end of January 2007, ValGold completed two new holes totaling 1,087m, part of its 2007 drill program, bringing ValGold's drilling on the Garrison Gold Project to approximately 25,129m.

Highlights from the latest results of the Garrison Gold Project drilling include:

Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/T)	Gold (oz/t)
G06-38	JP main	546.5	552.5	6.0	19.2	1.20	0.04
	including	546.5	549.5	3.0	9.6	3.78	0.11
G06-40	JP north	454.0	456.0	2.0	6.4	4.68	0.14

Through the course of the 2006 fieldwork, much of the drilling concentrated on the gold zones hosted by the Munro Fault Zone ("MFZ") of which the JP Zone received the greatest amount of drilling. The program was highly successful in delineating the depth continuity of the sulphide gold mineralization. In a vertical cross section below the JP Zone shaft, the JP Zone was intersected by eight of the 2006 holes. These holes traced the mineralization from below the level of the underground development at 145m to a depth of greater than 600m below surface. The weighted average grade of the eight intersections was 6.29 g/T (0.20 oz/t) across an estimated average true width of 4.0m (14.4 ft).

The secondary targets for the Garrison property occur in the Garrcon shaft area where several sub-parallel gold zones, discovered by Cominco in the 1930's, are hosted in the footwall of the Porcupine Destor Fault Zone ("the PDFC"). The targets include the South zone, the Shaft A, B and C zones and the North zone. The Shaft Zones were explored by underground development and several historical drill holes. ValGold's work has confirmed the C Zone gold mineralization down to a depth of at least 200m below surface where drill hole C06-07 intersected 3.48 g/T gold over a core length of 13.5m. As reported in ValGold's news releases dated August 1, 2006 and October 4, 2006, drill hole C06-01 intersected the C Zone to return 2.3 g/T gold over 32.0m including 18.17 g/T gold over 3.0m near surface. The recent drilling on the C Zone indicates that it is a steeply dipping body striking parallel to the footwall contact of the PDFC and hosted by fractured and silicified, arkosic, Timiskaming sediments. The C Zone and the other Garrcon gold zones in the immediate area probably occupy splays off the south dipping the PDFC and

could potentially be continuous down dip for hundreds of meters. A cross section of the C and North zones is posted on ValGold's website under the Garrison maps section.

Project Summary

The Garrison gold property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Holloway and Holt-McDermott gold mines. Access is by Ontario Highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the PDFC and a major splay, the MFZ.

The gold mineralization on the property occurs within the MFZ as sulphide-rich bodies and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration.

An advanced underground exploration program was initiated on the JP Zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level. By the end of March 1997 approximately 56,000 tons (50,475 tonnes) were shipped that had an average grade of 0.243 oz/t (8.33 g/T) Au.

ValGold's 2007 Garrison Program

For the current year's work, ValGold intends to drill a minimum of 5,000m on the JP Zone in sequential vertical sections to add to the resource potential. During the winter months, much of the surface drilling will be directed at in-filling and extending the Garrcon Shaft gold zones. Subsequently, the Company anticipates engaging an independent qualified person for the preparation of a NI 43-101 compliant resource calculation. With the successful completion of the resource estimation, ValGold should be in a position to plan the re-opening of the underground workings and to evaluate the economic potential of the property.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. All sampled core was split in a secure facility in Ontario and delivered to the laboratory by a Company representative. The balance of the split core is stored at a secure site near the Garrison property.

For more information on ValGold and its portfolio of Canadian and international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

The following table reports assay sample intervals averaging 1.0 g/T Au or greater for drill holes recently completed at the Garrison Gold Project. Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release grading greater than 1.0 g/T Au for the announced holes are shown in the table at the end of this release and the locations of the collar sites together with drill sections, trench geology and sampling maps will be made available soon within the Garrison Gold Project section of the ValGold website.

Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/T)	Gold (oz/t)
G06-38	JP south	413.0	414.5	1.5	4.8	1.07	0.03
	JP main	546.5	**552.5**	**6.0**	**19.2**	**1.20**	**0.04**
	including	**546.5**	**549.5**	**3.0**	**9.6**	**3.78**	**0.11**
		555.0	556.0	1.0	3.2	1.60	0.05
		562.0	564.0	2.0	6.4	1.34	0.04
		567.0	568.0	1.0	3.2	3.08	0.09
	JP north	639.0	640.0	1.0	3.2	1.03	0.03
		651.0	653.0	2.0	6.4	1.25	0.04
G06-39		484.0	485.0	1.0	3.2	1.22	0.04
G06-40	JP south	343.0	344.0	1.0	3.2	1.10	0.03
	JP main	430.0	431.0	1.0	3.2	1.01	0.03
	JP north	**454.0**	**456.0**	**2.0**	**6.4**	**4.68**	**0.14**
		459.0	460.0	1.0	3.2	1.30	0.04
		463.0	464.0	1.0	3.2	3.63	0.11
G06-41		95.5	96.5	1.0	3.2	1.18	0.03
	JP main	496.0	498.0	2.0	6.4	1.32	0.04

END